Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Organization
First Business Bank	Wisconsin
First Business Capital Corp.	Wisconsin
First Business Equipment Finance, LLC	Wisconsin
Rimrock Road Investment Fund, LLC	Wisconsin
BOC Investment, LLC	Wisconsin
Mitchell Street Apartments Investment, LLC	Wisconsin
First Madison Investment Corp.	Nevada

First Business Bank - Milwaukee	Wisconsin
FBB-Milwaukee Real Estate, LLC	Wisconsin

Alterra Bank	Kansas

FBFS Statutory Trust II	Delaware